Exhibit 99.1

Nano Dimension Reports 2020 First Quarter Financial Results

Mitigation of Covid-19 effects is supported by April 2020’s $13.3M public offering

Boca Raton, FL, May 14, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced financial results for the first quarter ended March 31, 2020.

Nano Dimension reported revenues of $702,000 for the first quarter of 2020, compared to $1,977,000 in the fourth quarter of 2019, and $1,689,000 in the first quarter of 2019. Two sale-transactions of DragonFly LDM machines that were expected to close in China in the first quarter of 2020 were disrupted as the country was then at the climax of its Covid-19 crisis. These transactions may reemerge now that China is recovering. In Europe, as the situation in the world deteriorated, the buyer of one machine tried to considerably reduce its committed payment, so Nano Dimension canceled the transaction.

Nano Dimension ended the quarter with $4,509,000 in cash, while total loss for the first quarter was $2,074,000. The present cash situation, supported by $13,300,000 additional cash from previous and new shareholders’ investments in April 2020 public offering, is expected to be sufficient in supporting the company while crossing the bridge from Covid-19-led-economics through the recovery stages, leading to an accelerated growth within a more normal business environment.

“Considering current world events, extracting conclusions from the results of the first quarter may be a somewhat futile exercise. However, we do note that our revenues from consumables were 24% of the total quarterly revenues (affected upwards as a result of the abovementioned reduced machine sales). We had two more customers showing commitment to our technology by paying for upgrades to DragonFly LDM. Two additional customers bought our annual renewable service contracts,” said Yoav Stern, President and Chief Executive Officer of Nano Dimension. “A large number of our customers are still in slow-down or shut-down modes due to Covid-19. As a result, our working assumption is that at least the second through the third quarters of 2020 will be affected by reduction of revenue, from our originally budgeted figures,” concluded Mr. Stern.

First Quarter 2020 Financial Results

●	Total revenues for the first quarter of 2020 were $702,000, compared to $1,977,000 in the fourth quarter of 2019, and $1,689,000 in the first quarter of 2019. The decrease compared to both the fourth quarter of 2019 and the first quarter of 2019 is attributed to less system sales of the DragonFly Additive Manufacturing system, due to the reasons mentioned above.

●	Research and development expenses for the first quarter of 2020 were $1,702,000, compared to $1,525,000 in the fourth quarter of 2019, and $2,152,000 in the first quarter of 2019. The increase compared to the fourth quarter of 2019 was mainly attributed to an increase in payroll and related expenses. The decrease compared to the first quarter of 2019 was mainly attributed to a decrease in payroll and related expenses and materials expenses.

●	Sales and marketing expenses for the first quarter of 2020 were $819,000, compared to $1,381,000 in the fourth quarter of 2019, and $1,364,000 in the first quarter of 2019. The decrease compared to both the fourth quarter of 2019 and the first quarter of 2019 was mainly attributed to a decrease in payroll and related expenses, as well as marketing and advertising expenses. The decrease compared to the fourth quarter of 2019 is also attributed to a decrease in sales commissions.

●	General and administrative expenses for the first quarter of 2020 were $1,035,000, compared to $881,000 in the fourth quarter of 2019, and $567,000 in the first quarter of 2019. The increase compared to the fourth quarter of 2019 was mainly attributed to an increase in share-based payments expenses. The increase compared to the first quarter of 2019 was mainly attributed to an increase in share-based payments expenses and professional services expenses.

●	Finance income, net, for the first quarter of 2020 was $1,388,000, compared to finance income, net, of $1,751,000 in the fourth quarter of 2019, and finance income, net, of $2,229,000 in the first quarter of 2019. The decrease compared to the fourth quarter of 2019 is mainly as a result of a decrease in income due to changes in the fair value of convertible notes and warrants, less an increase in income due to exchange rate differences. The decrease in finance income compared to the first quarter of 2019 was a result of a decrease in finance income due to changes in the fair value of convertible notes and warrants, less issuance expenses in the first quarter of 2019 that were recognized as finance expenses.

●	Net loss for the first quarter of 2020 was $2,074,000, or $0.01 per share, compared to $1,381,000, or $0.01 per share, in the fourth quarter of 2019, and $1,476,000, or $0.01 per share, in the first quarter of 2019.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $4,509,000 as of March 31, 2020, compared to $3,894,000 on December 31, 2019. The increase compared to December 31, 2019 mainly reflects proceeds received from the sale of American Depositary Shares (ADSs) representing the Company’s ordinary shares in the first quarter of 2020, less cash used in operations during the three months ended March 31, 2020.

●	Shareholders’ equity totaled $15,320,000 as of March 31, 2020, compared to $11,602,000 as of December 31, 2019. The increase is mainly as a result of the public offering of our ADSs in February 2020, as well as conversion of convertible notes, less the loss for the three months ended March 31, 2020.

Conference call information

The Company will host a conference call to discuss these financial results today, May 14, 2020, at 9:00 a.m. EST (4:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10143915. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

Consolidated Statements of Financial Position as at

	March 31,		December 31,
	2019	2020	2019
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	10,222	4,509	3,894
Restricted deposits	31	31	31
Trade receivables	1,855	1,482	1,816
Other receivables	542	609	570
Inventory	3,283	3,679	3,543
Total current assets	15,933	10,310	9,854

Restricted deposits	344	366	377
Property plant and equipment, net	5,412	4,604	4,743
Right of use asset	1,855	2,459	2,673
Intangible assets	5,790	5,019	5,211
Total non-current assets	13,401	12,448	13,004
Total assets	29,334	22,758	22,858

Liabilities
Trade payables	1,199	756	850
Other payables	3,238	3,447	3,575
Total current liabilities	4,437	4,203	4,425

Liability in respect of government grants	873	937	1,044
Lease liability	1,381	1,834	2,089
Liability in respect of convertible notes and warrants	6,498	464	3,698
Total non-current liabilities	8,752	3,235	6,831
Total liabilities	13,189	7,438	11,256

Equity
Share capital	5,559	12,219	6,441
Share premium and capital reserves	63,750	65,216	65,202
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(53,086)	(62,037)	(59,963)
Total equity	16,145	15,320	11,602
Total liabilities and equity	29,334	22,758	22,858

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended March 31,		For the Year ended December 31,
	2019	2020	2019
	(Unaudited)	(Unaudited)

Revenues	1,689	702	7,070

Cost of revenues	1,118	415	4,312

Cost of revenues - amortization of intangible	193	193	772

Total cost of revenues	1,311	608	5,084

Gross profit	378	94	1,986

Research and development expenses, net	2,152	1,702	8,082

Sales and marketing expenses	1,364	819	5,469

General and administrative expenses	567	1,035	3,270

Operating loss	(3,705)	(3,462)	(14,835)

Finance income	3,649	1,426	8,765

Finance expense	1,420	38	2,283

Total comprehensive loss	(1,476)	(2,074)	(8,353)

Basic loss per share	(0.01)	(0.01)	(0.05)
Basic loss per ADS (after the change in the ADS ratio)	(0.05)	(0.32)	(2.38)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the three months ended March 31, 2020:
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Issuance of ordinary shares, net	3,765	(418)	—	—	—	3,347
Conversion of convertible notes	2,013	(78)	—	—	—	1,935
Share-based payments	—	510	—	—	—	510
Net loss	—	—	—	—	(2,074)	(2,074)

Balance as of March 31, 2020	12,219	65,216	(1,509)	1,431	(62,037)	15,320

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses that transactions may reemerge now that China is recovering, that the present cash situation is expected to be sufficient in supporting the company while crossing the bridge from Covid-19-led-economics through the recovery stages, leading to an accelerated growth within a more normal business environment, and the Company’s assumption that at least the second through the third quarters of 2020 will be affected by reduction of revenue, from originally budgeted figures. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of March 21, 2020, Nano Dimension’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Nano Dimension’s ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com